Mass Megawatts Wind Power, Inc.

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

To:

United States Securities and Exchange Commission

Washington, D.C. 20549

From:

Jonathan Ricker

Chief Executive Officer

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

Email: jonricker@aol.com or jonricker@massmegawatts.com

Re:

Mass Megawatts Wind Power, Inc.

Response to Comments Related to Offering Statement on Amendment Number One of Form 1-A

Filed August 19, 2022

File No. 024-11949

To whom it may concern,

Mass Megawatts has filed a second amendment of Form 1-A to address the comments that the Commission sent on August 26,2022 related to the first amendment of Form 1-A. A summary of the changes is addressed in this letter.

Response to Comment Number One:

Comment One was a need to clarify and specify our disclosure that our filing is Tier 2 offering pursuant to Regulation A. Rules related to Part II(a) of Form 1-A required the following legend highlighted on the cover page.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN TEN PERCENT (10%) OF THE GREATER OF YOUR ANNUAL INCOME OR YOUR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

Additionally, we made it clear that the offering is a Tier 2 offering pursuant to Regulation A. In the cover page section, we also described certain key details of a Tier 2 offering pursuant to Regulation A including the state law exemptions, the purchase restrictions of non-accredited investors, and the definition of an accredited investor.

Response to Comment Number Two

In response to updating the beneficial ownership to the most practical date, we corrected an error, the number of shares and percentage of ownership were accurate. However, we had corrected the date to read the same date as the ending date of the most recent fiscal year which is April 30,2022.

If anyone has any further comments, please contact me.

Sincerely,

/s/ Jonathan Ricker
Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.